ASTV

           Asia Premium Television Group, Inc.

____________________________________________________________________________________________________________

February 26, 2008

Mr. Andrew Mew

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington DC 20549

Re:

Asia Premium Television Group, Inc.

Item 4.01 Form 8-K

Filed February 14, 2008

File No. 033-33263-NY

Dear Mr. Mew:

Please find attached courtesy copies of the Form 8-K/A that was filed via EDGAR today.  To facilitate your review, we have attached both a clean copy and a copy that has been marked to highlight the changes that were made to the filing in response to your letter dated February 19, 2008.  In particular, may we kindly call your attention to paragraphs two and five of Item 4.01, where we have made the amendments requested by the Staff in comment 1 and 2.  In addition, we acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please call Stephen Peepels of DLA Piper

International LLP, counsel to the Company, at 65-6512-6043

Very truly yours,

Asia Premium Television Group, Inc.

/s/Jing Xing

Co-Chairman

cc:

Mr. Robert S. Littlepage, Jr.

Mr. Stephen Peepels (DLA Piper International LLP)